[Kona Grill Letterhead]
July 31, 2009
VIA EDGAR and Fax
Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Kona Grill, Inc. Form 10-K for the year ended December 31, 2008 Filed March 17, 2009 File No. 001-34082
Dear Ms. Cvrkel:
We are replying to your letter dated July 24, 2009 that responded to our letter of July 21, 2009 regarding your comments on the above referenced filing of Kona Grill, Inc. (the “Company”). We have repeated the text of your questions and followed each with our response.
Form 10-K for the year ended December 31, 2008
Notes to the Financial Statements
General
1.
SEC Comment: We note from your response to our prior comment 3 that promotional giveaways of food and beverages are not recorded as sales. Please tell us, and disclose in your accounting policy in future filings, how you account for promotional giveaways of food and beverages (i.e., record as expense) and the line item on the statement of operations where the amount is recorded.

Company Response: In response to the Staff’s comment, the Company will revise its disclosure in future filings to comply with the Staff’s comment by disclosing its accounting policy for recording promotions in the notes to the financial statements. Costs associated with the redemption of a promotion in the form of a coupon for a free or discounted product are recorded in cost of sales as the intent of the coupon is to generate additional restaurant sales through driving guest traffic. Costs associated with promotional giveaways of food and beverages in the form of food samples provided to nearby businesses are done periodically to encourage individuals to dine at the Company’s restaurant and are viewed as advertising in nature and recorded in restaurant operating expenses. Promotional giveaways represent a small portion of the Company’s annual advertising expenses. Both cost of sales and restaurant operating expenses are included in restaurant operating profit which is the key metric that management uses to evaluate its restaurants’ financial performance.

Linda Cvrkel
July 31, 2009

Note 3. Investments, page F-11
2.
SEC Comment: We note from your response to our prior comment 4 that you elected to apply the provisions of SFAS No. 159 at the initial recognition of the put option. Please tell us, and disclose in future filings, management’s reasons for electing the fair value option allowed under SFAS No. 159. See disclosure requirements in paragraph 18 of SFAS No. 159.

Company Response: In response to the Staff’s comment, the Company will revise its disclosure in future filings to include management’s reasons for electing the fair value option allowed under SFAS No. 159. Because the put option does not provide for net settlement, and the auction rate securities themselves are not readily convertible to cash, the put option does not meet the definition of a derivative in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and thus, would not be marked to fair value under that statement. The Company therefore elected the fair value option for its put option as the put option acts as an economic hedge against any further price movement in the auction rate securities. By choosing the fair value election for its put option, the Company is able to recognize future changes in the fair value of the put option as those changes occur to offset fair value movements in the auction rate securities. The fair value election for the put option creates accounting symmetry as it allows for future movements in both the auction rate securities and the put option to be recorded in earnings, both at initial recognition of the put option and until the settlement is realized.
We hope that this letter has been responsive to the Staff’s comments. As previously requested, the Company once again acknowledges that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding our responses, you may contact me at (480) 922-8100.
Very truly yours,

/s/ Mark S. Robinow
Mark S. Robinow
Executive Vice President and Chief Financial Officer